Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated September 23, 2021
Relating to Preliminary Prospectus Supplement dated September 23, 2021 and
Prospectus dated February 13, 2020
Registration No. 333-236415

PROSPECT CAPITAL CORPORATION
$300,000,000
3.437% Notes due 2028

PRICING TERM SHEET
September 23, 2021

The following sets forth the final terms of the 3.437% Notes due 2028 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated September 23, 2021, together with the accompanying prospectus dated February 13, 2020, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Prospect Capital Corporation [Ticker: PSEC] (the “Company”)

Expected Security Ratings and Outlooks*:	Moody’s: Baa3 (Stable) / S&P: BBB- (Stable) / Kroll: BBB- (Stable) / Egan-Jones: BBB / DBRS: BBBL (Stable)

Security:	Senior Unsecured Notes

Size:	$300,000,000

Maturity:	October 15, 2028

Trade Date:	September 23, 2021

Price to Public:	98.266%

Gross Spread:	1.00%

Net Proceeds to the Company Before Expenses:	$291,798,000

Coupon:	3.437%

Yield to Maturity:	3.719%

Spread to Benchmark Treasury:	+ 250bps

Benchmark Treasury:	UST 1.125% due August 31, 2028

Benchmark Treasury Price / Yield:	99-12 / 1.129%

Format:	SEC Registered

Settlement**:	September 30, 2021 (T+5)

Denomination:	$1,000 and integral multiples thereof

Interest Payment Dates:	Semi-annually on April 15 and October 15 of each year, commencing on April 15, 2022

Optional Redemption:
The Company may redeem in whole or in part at any time, from time to time at a redemption price equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest to the redemption date:

•100% of the principal amount of the Notes to be redeemed, or

•the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed assuming for this purpose that the Notes mature on August 15, 2028, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 40 basis points; provided, however, that if the Company redeems any Notes on or after August 15, 2028 (the date falling two months prior to the maturity date of the Notes), the redemption price for the Notes will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued interest and unpaid interest, if any, to, but excluding, the date of redemption.

Change of Control:	Holders have the right to require the Company to repurchase the Notes at 100% of their principal amount plus accrued interest and unpaid interest, if any, in the event of a change of control repurchase event.

CUSIP / ISIN:	74348T AW2 / US74348TAW27

Joint Book-Running Managers:	RBC Capital Markets, LLC Goldman Sachs & Co. LLC BNP Paribas Securities Corp.

Joint Lead Managers:	KeyBanc Capital Markets Inc. Barclays Capital Inc. CIBC World Markets Corp. Mizuho Securities USA LLC R. Seelaus & Co., LLC

Senior Co-Managers:	WauBank Securities LLC Comerica Securities, Inc. R. Seelaus & Co., LLC M&T Securities, Inc. Morgan Stanley & Co. LLC UBS Securities LLC InspereX LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** The Company expects that delivery of the Notes will be made to investors on or about September 30, 2021, which will be the fifth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to two business days before delivery will be required by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on any date prior to two business days before delivery should consult their advisors.

Investors are advised to carefully consider the investment objective, risks, charges and expenses of the Company before investing. The preliminary prospectus supplement dated September 23, 2021, together with an accompanying prospectus dated February 13, 2020, which have been filed with the Securities and Exchange Commission (the “SEC”), contain this and other information about the Company and should be read carefully before investing.

The information in the preliminary prospectus supplement and the accompanying prospectus, and in this announcement, is not complete and may be changed. The preliminary prospectus supplement, the accompanying prospectus and this announcement are not offers to sell any securities of the Company and are not soliciting an offer to buy such securities in any state where such offer and sale is not permitted.

The Company has filed a registration statement, including a prospectus and a prospectus supplement with the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling RBC Capital Markets, LLC toll-free at 1-866-375-6829 or Goldman Sachs & Co. LLC toll-free at 1-866-471-2526.